As filed with the Securities and Exchange Commission on March 14, 2011
Registration Nos. 333- 162143
333-162143-02
333-162143-01

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Sun Bancorp, Inc.
Sun Capital Trust IX
Sun Capital Trust X
(Exact name of registrant as specified in its charter)

New Jersey Delaware Delaware	52-1382541 Applied For Applied For
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
226 Landis Avenue
Vineland, NJ  08360
(856) 691-7700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas X. Geisel
President and Chief Executive Officer
226 Landis Avenue
Vineland, NJ  08360
(856) 691-7700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
John J. Spidi, Esq.
Joan S. Guilfoyle, Esq.
Malizia Spidi & Fisch, PC
1227 25th Street, N.W., Suite 200 West
Washington, D.C. 20037
(202) 434-4660

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-162143, 333-162143-02, 333-162143-01

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $1.00 par value per share	$15,000,000	$1,741.50

(1)
The Registrant previously registered common stock, preferred stock, debt securities, warrants, units and other securities with an aggregate offering price of $75,000,000 on a Registration Statement on Form S-3 (File No. 333-162143) , as amended, which was declared effective October 13, 2009. In accordance with Rule 462(b) promulgated under the Securities Act of 1933, an additional amount of common stock having a proposed maximum aggregate offering price of $15,000,000 is hereby registered representing no more than 20% of the maximum aggregate offering price of securities available for issuance under the Registration Statement on Form S-3 (File No. 333-162143).  In no event will the maximum aggregate offering price of all securities issued pursuant to this Registration Statement and the Registration Statement on Form S-3 (File No. 333-162143) exceed those registered under such registration statements.

(2)
Calculated in accordance with Rule 457(o).  Represents the registration fee only for the additional amount of securities being represented hereby.  The Registrant previously registered securities pursuant to a Registration Statement on Form S-3 (File No. 333-162143), as amended, for which a fee of $4,185 was paid.

This Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(b) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

     This Registration Statement is filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to register an additional $15,000,000 of securities of Sun Bancorp, Inc. (the “Company”), for the offering pursuant to the Registration Statement on Form S-3 of the Company (File Nos. 333-162143, 333-162143-02, 333-162143-01) filed with the Securities and Exchange Commission on September 25, 2009, as amended, which was previously declared effective by the Commission on October 13, 2009, at 3:00 p.m.  The contents of the Registration Statement Nos. 333-162143, 333-162143-02 and 333-162143-01 are hereby incorporated by reference into this Registration Statement in its entirety, including each of the documents we filed with the Securities and Exchange Commission and incorporated or deemed to be incorporated by reference therein and all exhibits thereto.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 16.	Exhibits

The following exhibits are filed with or incorporated by reference into this registration statement:

Exhibit Number	Description of Document

5.1	Opinion of Malizia Spidi & Fisch, PC
23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Malizia Spidi & Fisch, PC. (contained in its opinion filed as Exhibit 5.1)

24.1	Power of attorney (incorporated by reference to Registrants’ Registration Statement on Form S-3, File Nos. 333-162143, 333-162143-02, 333-162143-01)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vineland, in the State of New Jersey, on the 14th day of March, 2011.

SUN BANCORP, INC.

By:	/s/ Thomas X. Geisel
Thomas X. Geisel
President and Chief Executive Officer
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated and on March 14, 2011.

/s/ Bernard A. Brown *	/s/ Thomas X. Geisel
Bernard A. Brown Chairman of the Board	Thomas X. Geisel President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Sidney R. Brown *	/s/ Robert Crowl
Sidney R. Brown	Robert Crowl
Vice Chairman, Treasurer and Secretary	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Jeffrey S. Brown *
Wilbur L. Ross, Director	Jeffrey S. Brown, Director

/s/ Peter Galetto, Jr. *
Peter Galetto, Jr., Director	Anthony Coscia, Director

/s/ Anne E. Koons *	/s/ Alfonse M. Mattia *
Anne E. Koons, Director	Alfonse M. Mattia, Director

/s/ Eli Kramer
William Marino, Director	Eli Kramer, Director

/s/ Neil Kalani
Neil Kalani Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

* By:	/s/ Thomas X. Geisel
Thomas X. Geisel
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sun Capital Trust IX certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vineland, State of New Jersey, on the 14th day of March, 2011.

SUN CAPITAL TRUST IX

By:	Sun Bancorp, Inc., as Depositor

By:	/s/ Thomas X Geisel
Name:	Thomas X. Geisel
Title:	President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sun Capital Trust X certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vineland, State of New Jersey, on the 14th day of March, 2011.

SUN CAPITAL TRUST X

By:	Sun Bancorp, Inc., as Depositor

By:	/s/ Thomas X. Geisel
Name:	Thomas X. Geisel
Title:	President and Chief Executive Officer